04015080

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED PROCESSING
MAR - 1 2004
WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUTTONE & COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 BROADWAY
(No. and Street)

NEW YORK	NEW YORK	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEWIS H. COHEN (212)-374-9797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEINICK SANDERS LEVENTHAL & CO., LLP INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO., LLP
(Name – *if individual, state last, first, middle name*)

1375 BROADWAY	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DONATO A. CUTTONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUTTONE & COMPANY, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Comm# 01AL6079509

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUTTONE & COMPANY, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2003

CUTTONE & COMPANY, INC.

DECEMBER 31, 2003

INDEX

	Page No.
Report of Independent Certified Public Accountant	1
Statement of Financial Condition As at December 31, 2003	2
Statement of Income For the Year Ended December 31, 2003	3
Statement of Changes in Stockholders' Equity For the Year Ended December 31, 2003	4
Statement of Changes in Liabilities Subordinated to Claims of Creditors For the Year Ended December 31, 2003	5
Statement of Cash Flows For the Year Ended December 31, 2003	6
Notes to Financial Statements	7-9
Supplementary Information:	
Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission as at December 31, 2003	10
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to Rule 15c3-3	11

WSL
WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP

1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors and Stockholders
Cuttone & Company, Inc.

We have audited the accompanying statement of financial condition of Cuttone & Company, Inc. as at December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cuttone & Company, Inc. as at December 31, 2003, and the results of its operations and its cash flows for the years then ended in conformity with accepted accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained on page 10 & 11 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co LLP

New York, New York
February 5, 2004

CUTTONE & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 659,444	
Receivable from brokers and clearing organizations	1,758,941	
U.S. Treasury Bills, at market value (cost $188,792)	188,693	
Memberships in New York Stock Exchange contributed for the use of the Company at market value	3,000,000	
Furniture and equipment at cost, less accumulated depreciation of $213,615	2,536	
Other assets	639,763	
Total assets		$6,249,377

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$ 661,127	
Due to stockholder	21,950	
Total liabilities		$ 683,077
Liabilities subordinated to claims of general creditors:		
Memberships in New York Stock exchange contributed for the use of the company at market value		3,000,000
Commitments and contingencies		-
Stockholders' equity:		
Common stock, $1.00 par value, 2,000 shares authorized issued and outstanding	2,000	
Additional paid-in capital	5,212,286	
Retained earnings	2,352,014	
	7,566,300	
Less: Treasury stock, 1,000 shares, at cost	5,000,000	
Total stockholders' equity		2,566,300
Total liabilities and stockholders' equity		$6,249,377

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Income:		
Commission income	$21,454,640	
Other income	361,262	
Total income		$21,815,902
Expenses:		
Salaries and bonuses	12,500,622	
Payroll taxes and employee benefits	372,729	
Error account	379,028	
Commissions paid	302,662	
Clearance charges	434,970	
NYSE dues and expenses	869,165	
NYSE membership lease expense	2,334,668	
Interest paid for use of subordinated memberships	443,871	
Interest paid on subordinated loans	9,685	
Telephone	345,482	
Quotron	365,000	
Professional fees	242,578	
Insurance	450,794	
Rent	152,478	
Office and other	1,191,897	
Total operating expenses		20,395,629
Income before provision for taxes		1,420,273
Provision for income taxes		170,903
Net income		$ 1,249,370

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in	Retained	Treasury Stock		Total Stockholders'
	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
Balance at January 1, 2003	2,000	$2,000	$5,212,286	$1,834,644	-	$ -	$7,048,930
Net profit	-	-	-	1,249,370	-	-	1,249,370
Purchase of shares of common stock	-	-	-	-	(1,000)	(5,000,000)	(5,000,000)
Distribution of Sub Chapter S earnings	-	-	-	(732,000)	-	-	(732,000)
Balance at December 31, 2003	2,000	$2,000	$5,212,286	$2,352,014	(1,000)	($5,000,000)	$2,566,300

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS
OF CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2003

Beginning of year:		
New York Stock Exchange memberships contributed for use by the firm subordinated to claims of general creditors	$4,000,000	
Subordinated loan	175,000	
Total - beginning of year		$4,175,000
Less: Change in market value of contributed memberships	(1,000,000)	
Repayment of subordinated loan	(175,000)	
		(1,175,000)
End of Year		$3,000,000

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net income		$1,249,370
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 57,258	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Receivable from brokers and clearing organization	183,759	
Other assets	(72,897)	
Decrease in accounts, accrued expenses, and other payables	(842,521)	
Total adjustments		(674,401)
Net cash provided by operating activities		574,969
Cash flows from investing activities:		
Redemption U.S. Treasury Bills - net	2,606,946	
Purchase of furniture and equipment	(53,591)	
Net cash provided by investing activities		2,553,355
Cash flows from financing activities:		
Decrease in due to stockholder	(267,563)	
Purchase of treasury stock	(5,000,000)	
Payments of subordinated loan	(175,000)	
Sub chapter S distribution of earnings	(732,000)	
Net cash used in financing activities		(6,174,563)
Net decrease in cash and cash equivalents		(3,046,239)
Cash and cash equivalents - beginning of year		3,705,683
Cash and cash equivalents - end of year		$ 659,444

Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ 457,917
Taxes	$ 270,816

The accompanying notes are an integral part of these financial statements.

CUTTONE & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Description of Business:

Cuttone & Co., Inc. (the "Company") is a member of the New York Stock Exchange. The Company executes orders on behalf of other brokerage firms and is approved to do a public customer business. Currently the Company carries no customer accounts.

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(c) Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades. The Company clears from it's operations on a fully disclosed basis.

(d) Commissions:

Commission revenue and related expenses are recorded on a settlement date basis. The use of settlement, rather than trade, date does not materially effect the result of operations.

(e) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(f) Fair Value of Financial Instruments:

The carrying amount of all assets and liabilities approximate their estimated fair values.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(g) Income Taxes:

Cuttone & Company, Inc., with the consent of its stockholders, has elected to be taxed as an S corporation as provided for by the Internal Revenue Code. Under S corporation status, the Company's net income for federal and state purposes is taxed to its shareholders.

(h) Furniture and Equipment:

Furniture and equipment are carried at cost. Depreciation is calculated using accelerated methods. The use of accelerated rates does not materially effect the results of operations.

(i) New York Stock Exchange Memberships:

Two memberships in the New York Stock Exchange have been contributed for the use of the Company and they are carried at current market value (last sale price prior to the date of the financial statement).

NOTE 2 - NET CAPITAL REQUIREMENT.

As a member of the New York Stock Exchange, the Company is subject to the Securities and Exchanges Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital, as defined, of the greater of $ 5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2003, the Company had net capital of $1,786,583, which was $1,694,723 in excess of its required net capital of $91,860.

NOTE 3 - COMMITMENTS AND CONTINGENCIES.

The Company leases its office facility under the terms of an operating lease, dated December 12, 2003 which will expire seven years after occupancy which was May 8, 2003. Future minimum lease payments under this operating lease, at December 31, 2003 are estimated as follows:

Year Ending December 31,	Amount
2004	$182,471
2005	$185,448
2006	$188,486
2007	$198,080
2008	$205,043
Thereafter	$284,216

NOTE 3 - COMMITMENTS AND CONTINGENCIES. (Continued)

As an inducement to sign the lease, the landlord abated $8,548 in rent payments. In addition, the landlord contributed $277,695 towards the cost of leasehold improvements. Rental expense for the year ended December 31, 2003 was $152,478.

During the year the Company leased New York Stock Exchange seats and guaranteed the payments on several of those leases. The unexpired portions of those leases the latest of which expires December 12, 2004, was $694,829 at December 31, 2003.

NOTE 4 - CAPITAL STOCK.

During 2003 the Company repurchased 1,000 shares of common stock for $5,000,000.

NOTE 5 - SUBORDINATED BORROWINGS.

On July 3, 2002, an employee of the Company entered into a cash subordinated loan agreement in the amount of $175, 000. The loan was repaid in 2003.

CUTTONE & COMPANY., INC.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS AT DECEMBER 31, 2003

Net capital:		
Stockholders' equity		$2,566,300
Nonallowable assets	$ 768,945	
Haircuts	10,772	
		779,717
Net capital		1,786,583
Minimum net capital requirement - the greater of 6 2/3% of aggregate indebtedness of $1,377,906 or $5,000		91,860
Excess net capital		$1,694,723
Ratio of aggregate indebtedness to net capital		.77 to 1
Schedule of aggregate indebtedness:		
Accrued expenses and other liabilities	$ 683,077	
Balance of guaranteed obligations on New York Stock Exchange membership leases	694,829	
		$1,377,906

Net capital per the above computation agrees with the net capital reflected in the Company's corresponding unaudited Part IIA FOCUS filing.

CUTTONE & COMPANY, INC.

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

The Company does not effect transactions for any customers as defined under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule

CUTTONE & COMPANY, INC.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2003

CUTTONE & COMPANY, INC.

DECEMBER 31, 2003

INDEX

	Page No.
SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS	
SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	1-2

WSL WEINICK SANDERS LEVENTHAL & CO., LLP
1375 BROADWAY
NEW YORK, N.Y. 10018-7010
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder
and Board of Directors of
Cuttone & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Cuttone & Company, Inc., (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinick Sanders Leventhal + Co LLP

New York, New York
February 5, 2004